AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

MORNINGSTAR FUNDS TRUST

This Amended and Restated Expense Limitation Agreement (the “Agreement”) is made as of the [     ] day of [         ], 2018 by and between Morningstar Funds Trust, a Delaware statutory trust (the “Trust”), on behalf of each of its series listed on Schedule A, as such may be amended from time to time (each, a “Fund” and, collectively, the “Funds”), and Morningstar Investment Management LLC, a Delaware corporation (“Morningstar”).

RECITALS

WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940 (the “1940 Act”) and Morningstar is registered as an investment adviser under the Investment Advisers Act of 1940; and

WHEREAS, the Trust includes the Funds identified on Schedule A (as it may be amended from time to time); and

WHEREAS, Morningstar entered into an Investment Advisory Agreement with the Trust, dated [May 1, 2018] (the “Advisory Agreement”), pursuant to which Morningstar provides, or arranges for the provision of, investment advisory and management services to each Fund, and for which it is compensated based on the average daily net assets of each such Fund; and

WHEREAS, the Trust and Morningstar have determined that it is appropriate and in the best interests of each Fund and its shareholders to limit the total expenses of each Fund to the amount provided for each Fund on Schedule A hereto, as may be amended from time to time;

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, the parties agree as follows:

1. Expense Waiver and Expense Assumption by Morningstar. Morningstar hereby agrees to waive all or a portion of its advisory fees and, if necessary, to assume certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) of each Fund, to the extent necessary to ensure that the Total Annual Fund Operating Expenses (excluding taxes, interest, brokerage commissions, trading costs, Acquired Fund Fees and Expenses (as such term is defined in Form N-1A), short sale dividend and interest expenses, litigation, and extraordinary expenses) do not exceed a specified percentage of the average daily net assets of the Fund, as indicated on Schedule A to this Agreement.

2. Duty of Fund to Reimburse. Subject to approval by the Board of Trustees, the Trust, on behalf of each Fund, agrees to reimburse Morningstar any waived fees or expenses assumed for the Fund in later periods; provided, however, that the repayment shall be payable only to the extent that it (1) can be made during the three years after the end of the calendar month in which Morningstar waived fees or assumed expenses for the Fund under this Agreement, and (2) can be repaid without causing the Total Annual Fund Operating Expenses (excluding taxes, interest, brokerage commissions, trading costs, Acquired Fund Fees and Expenses, short sale dividend and interest expenses, litigation, and extraordinary expenses) of the Fund to exceed the lesser of any applicable expense limitation that was in place for the Fund at the time of the waiver and/or assumption of expenses or at the time of the repayment. The Trust agrees to furnish or otherwise make available to Morningstar such copies of its financial statements, reports, and other information relating to its business and affairs as Morningstar may, at any time or from time to time, reasonably request in connection with this Agreement.

3. Assignment. No assignment of this Agreement shall be made by Morningstar without the prior consent of the Trust.

4. Duration and Termination. This Agreement shall be effective as to each Fund on the date set forth in Schedule A through the termination date in Schedule A, and shall continue in effect from year to year thereafter upon mutual agreement of the Trust and Morningstar. This Agreement shall automatically terminate upon the termination of the Advisory Agreement between Morningstar and the Trust.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

MORNINGSTAR FUNDS TRUST	MORNINGSTAR INVESTMENT MANAGEMENT LLC

By:	By:
Name:	Name:
Title:	Title:

SCHEDULE A

Fund	Expense Limit*	Original Effective Date	Original Termination Date
Morningstar U.S. Equity Fund	0.87%	TBD[1]	August 31, 2020
Morningstar International Equity Fund	1.01%	TBD[1]	August 31, 2020
Morningstar Global Income Fund	0.89%	TBD[1]	August 31, 2020
Morningstar Total Return Bond Fund	0.55%	TBD[1]	August 31, 2020
Morningstar Municipal Bond Fund	0.63%	TBD[1]	August 31, 2020
Morningstar Defensive Bond Fund	0.51%	TBD[1]	August 31, 2020
Morningstar Multisector Bond Fund	0.80%	TBD[1]	August 31, 2020
Morningstar Unconstrained Allocation Fund	1.00%	TBD[1]	August 31, 2020
Morningstar Alternatives Fund	1.29%	TBD[1]	August 31, 2020

*	As an annual percentage of the Fund’s average daily net assets.
[1]	Date Morningstar Funds Trust commences investment operations.